Via

January 28, 2015

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Anne Nguyen Parker, Assistant Director

Re:	Zero Gravity Solutions, Inc.

Form 10-12G

Filed December 29, 2014

File No. 000-55345

Ladies and Gentlemen:

On behalf of Zero Gravity Solutions, Inc. (the “Company” or the “Registrant”), we are writing to respond to the comments raised in the letter, dated January 22, 2015, from the Securities and Exchange Commission regarding the Company’s Registration Statement on Form 10 filed with the Commission on December 29, 2014 (the “Registration Statement”). The Company’s responses below correspond to the captions and numbers of those comments, which are reproduced below in italics. In response to your comments, the Company has amended the Registration Statement, as appropriate, and filed the amended Registration Statement with the Commission. Capitalized terms used in this letter but not otherwise defined herein have the meanings assigned to them in the Registration Statement.

General

Comment 1.	Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and refiling when you have cleared all of our comments.

Response:	The Company notes the Staff’s comment and understands that the registration statement will automatically become effective sixty days after filing at which time the Company will become subject to the reporting requirements of the Securities Exchange Act of 1934.

Item 1. Business, page 3

Comment 2.	Please disclose here the fact that your independent auditor’s report expresses substantial doubt about your ability to continue as a going concern.

Response:	In response to your comment, the Company has revised the “Company Overview” section of the Registration Statement to include the following paragraph:

“The Company has incurred a net loss and has only minimal revenues since its inception under our current name and business plan on January 11, 2013. As such, our auditors have issued a going concern opinion. This means that there is substantial doubt that we can continue as an on-going business unless we obtain additional capital to pay our ongoing operational costs.”

Please see page 3 of the Registration Statement.

Comment 3.	Please revise to include a detailed plan of operations for the next twelve months. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding. Include a brief summary of your timeline and budget in your summary.

Response:	In response to your comment, the Company has added a section entitled “Timeline and Plan of Operations” to the “Business” section of the Registration Statement which includes a detailed plan of operations and specific details regarding the plan. In addition, further information on this plan is available in the sections entitled “Strategy for Growth” and “Sales and Distribution Strategy” immediately following the plan of operations. Please see pages 19-20 of the Registration Statement.

BAM-FX, page 5

Comment 4.	We note your disclosure that crops created with BAM-FX are not categorized as GMOs. Please describe the significance to you. In addition, based on your disclosure on pages 11 and 13, clarify, if true, that BAM-FX is a formulation of copper and zinc.

Response:	In response to your comment, the Company has updated the section entitled “BAM-FX” to include the following sentence: “As major agricultural markets throughout the world (such as Europe) are concerned about the long-term effects of genetically modified plants and crops that are ingested by humans, we believe that the fact that crops treated with BAM-FX are not categorized as GMOs creates a competitive market advantage and provides a wider potential customer base in these areas.” Further, the Company has also revised the disclosure in the first paragraph of this section to clarify that BAM-FX is a formulation of copper and zinc. Please see page 6 of the Registration Statement.

Comment 5.	Please clarify whether any aspects of Directed Selection research can only be conducted in space.

Response:	In response to your comment, the Company has revised the “Directed Selection” section of the Registration Statement to include the following statement: “All aspects of our Directed Selection technology must be conducted in a long-term microgravity environment, currently only available in space.” Please see page 17 of the Registration Statement.

BAM-FX Trials, page 5

Comment 6.	With a view toward disclosure, please provide the following information with respect to each of the disclosed trials, studies and tests involving your products so that readers may understand the quality of the research that was conducted. For example, tell us:

•	Who conducted the studies and their qualifications;

•	Who funded the research;

•	The sample size of the studies such as number of wheat seeds or potato plants used;

•	Whether the research and results were replicated and how many times;

•	Any quality controls used with respect to the research methods;

•	Whether the results indicated statistically significant differences; and

•	Whether the research results were peer reviewed or independently verified and if so, the qualifications of such persons.

Response:	In response to your comment, the Company has added a subsection entitled “Qualitative and Quantitative Information” on the BAM-FX Tests” to the the “BAM-FX Trials” section of the Registration Statement which includes the detailed information requested about each disclosed trials, studies and test about the Company’s products. Please see pages 13-16 of the Registration Statement.

Comment 7.	Please expand your discussion to provide more insight with respect to each research result, providing quantitative as well as qualitative disclosure. For example, disclose in further detail what is meant by:

•	“improved germination and viability;”

•	“improved plant nutrient status;”

•	“[s]eeds treated with BAM-FX developed significantly greater roots and root hairs (capillary roots), compared to fertilizer or water-only controls.”

•	“less aggressive root structure;”

•	“resulting seedlings had greater leaf surface area compared to height for BAM-FX group, compared to “leggier” control plants receiving NPK fertilizer or water only;”

•	“[p]lants receiving BAM-FX with full fertilizer rate tended toward less leaf width and overly tall, weaker plants;”

•	“earlier sprout emergence and greater vegetative growth, as measured by leaf and stem biomass;”

•	“BAM-FX was found to accelerate plant development;”

•	“[b]roccoli showed the clearest advantage with BAM-FX;”

•	“raspberry plant growth was visibly increased after BAM-FX foliar spray, as evidenced by greater early season row closure;”

•	“root growth was increased, crown junctions between roots and stems/leaves were thicker, and plants generated more leaves;” and

•	“spinach that received BAM-FX had longer, thicker roots, and larger leaves...Biomass was increased.”

Similarly, provide further detail with respect to the results from the internal academic and end-user (growers) field studies discussed at the bottom of page 18.

Response:	In response to your comment, the Company has revised the BAM-FX Trials section of the Registration Statement to include more insight with respect to each research result, providing quantitative as well as qualitative disclosure as requested. Please see pages 6 through 16.

Internal Studies, page 6

Comment 8.	Please revise to provide legible graphics on page 7. We note that the text accompanying the pictures is illegible.

Response:	In response to your comment, the Company has modified the referenced graphic in the “Internal Studies” section of the Registration Statement to ensure that the graphic is legible. Please see page 9 of the Registration Statement.

Comment 9.	Please refer to the text in “Figure 1” on page 7 and define “stolon growth” and “early tuber initiation.” Similarly, define “phytotoxicity” in the following section.

Response:	In response to your comment, the Company has revised the “BAM-FX Trials” section of the Registration Statement to include the definitions of “stolon growth”, “early tuber initiation” and “phytotoxicity” in the context of their use in the text. Please see page 9 and 10 of the Registration Statement.

Directed Selection Research, page 10

Comment 10.	We note your disclosure that “[a] series of space microgravity experiments were executed by means of six Shuttle flights to the ISS spanning from 2007 through 2011, linked to and supported by the NASA Space Act Agreement of ZGSI founder, Mr. John Wayne Kennedy.” Please disclose whether any agreements are currently in effect to permit your access to the ISS.

Response:	In response to your comment, the Company has revised the Directed Selection Research section of the Registration Statement to include the following disclosure: “A series of space microgravity experiments were executed by means of six Shuttle flights to the ISS spanning from 2007 through 2011, linked to and supported by the NASA Space Act Agreement entered into by ZGSI’s founder, Mr. John Wayne Kennedy. While the Space Act Agreement with Mr. Kennedy has expired, the Company is currently in negotiations of a new Space Act Agreement with NASA on terms relevant to the Company’s current research needs. While we do believe that we will be able to come to mutually agreeable terms with NASA for a new SAA, there can be no assurance that we will be able to come to an agreement or that any agreement will be on favorable terms to the Company.” Please see page 11 of the Registration Statement.

Comment 11.	Please provide us copies of, or direct us to, the “multiple peer-reviewed publications and commercially viable products that are currently in later stages of development.”

Response:	In response to your comment, the Company has revised the Directed Selection Research section of the Registration Statement to remove the applicable disclosure. Please see page 17 of the Registration Statement.

Strategy for Growth, page 11

Comment 12.	We note your disclosure that you have “received initial commercial orders from end users (growers) and distributors, which have been manufactured, invoiced and shipped.” Please disclose the approximate dollar amount and BAM-FX volume of the orders.

Response:	In response to your comment, the Company has updated the section entitled “Strategy for Growth” of the Registration Statement to include the following sentence: " As of January 22, 2015, the Company has received orders for 1,220 gallons of its BAM-FX product, totaling $126,760 in sales.” Please see page 20 of the Registration Statement.

Comment 13.	Please update your disclosure relating to the commencement of initial testing of BAM-FX in Chile.

Response:	The Company notes that the initial BAM-FX testing in Chile has been temporarily put on hold for strategic reasons. Therefore, in response to your comment and in light of the updated facts, the Company has revised the Directed Selection Research section of the Registration Statement to remove reference to the initial testing of BAM-FX in Chile. Please see page 20 of the Registration Statement.

Intellectual Property, page 13

Comment 14.	It appears that you have pending patent applications and no patents granted at this time. If so, please make this clear in this section. Please also revise for consistency with your disclosure on page 4 that you acquired “certain patents and technologies” under the Patent Acquisition Agreement with John W. Kennedy.

Response:	In response to your comment, the Company has revised the section entitled “Intellectual Property.” Specifically, the Company has renamed the “Patents” subsection as “Patent Applications” and made other minor revisions to ensure that the disclosure is clear that all patents are in the application stage. The Company has further revised this section to include the following sentence: “We have been assigned the rights to these patent applications through agreements with our Director, John W. Kennedy.” Please see page 22 of the Registration Statement.

Strategic Relationships, page 14

Comment 15.	We note that your subsidiary ZGS UK signed a Memorandum of Understanding with International Institute of Tropical Agriculture. Please file this agreement as an exhibit to your registration statement and describe its material terms or tell us why you believe it is not necessary.

Response:	In response to your comment, the Company has filed the Memorandum of Understanding with the International Institute of Tropical Agriculture as Exhibit 10.12 to the Registration Statement and revised the “Strategic Relationships” section of the Registration Statement to add a paragraph that describes the material terms of the Memorandum of Understanding. Please see page 23 of the Registration Statement.

Item 2. Financial Information, page 16

Management’s Discussion and Analysis of Financial Condition (“MD&A”) and Results of Operation, page 16

Overview, page 16

Comment 16.	We note your disclosure on page 17 that you will incur additional costs associated with operating as a public company. Please provide an estimate of these additional costs.

Response:	In response to your comment, the Company has updated the “Overview” section of the MD&A. Specifically, the Company has included the following revised disclosure: “Furthermore, upon the effectiveness of this Registration Statement, we expect to incur additional costs associated with operating as a public company, which we expect will total approximately $165,000 during the initial twelve month period that we operate as a fully reporting company.” Please see page 26 of the Registration Statement.

Comment 17.	It appears that a fundamental aspect of your business plan is to conduct further research with respect to BAM-FX and Directed Selection. Please expand the Overview section to quantify the funds you will need to conduct the types of research that you have discussed in this filing.

Response:	In response to your comment, the Company has updated the third paragraph of the “Overview” section of the MD&A to include following revised disclosure: “Specifically, we estimate that the research and development and related costs associated to the execution of our business plan with respect to BAM-FX and ZGLS will total approximately $250,000 per month.” Please see page 26 of the Registration Statement.

Comment 18.	Please revise to disclose whether you have taken any steps to seek additional financing you may need to obtain in connection with your continuing operations and that there is no guarantee that you will be able to obtain additional financing.

Response:	In response to your comment, the Company has updated the “Overview” section of the MD&A. Specifically, the Company has included the following revised disclosure to the third paragraph of this section: “Accordingly, we have acknowledged the need to obtain additional funding in connection to the operation of the Company and have continued to raise funds through our current offering. Additional information on this offering is available in the section of this Registration Statement entitled “Recent Sales of Unregistered Securities.” Please see page 26 of the Registration Statement.

For the Year-Ended December 31, 2013, page 17

Comment 19.	Please provide us with substantiation of the statement that “NASA has recognized the Company as a pathfinder company and has referred to the Company as a prime example of the value of the ISS for developing solutions for existing problems facing humanity on Earth.”

Response:	In response to your comment, the Company has revised the disclosure in the Registration Statement. Specifically, the Company has removed the statement that “NASA has recognized the Company as a pathfinder company and has referred to the Company as a prime example of the value of the ISS for developing solutions for existing problems facing humanity on Earth.” Please see pages 26-27 of the Registration Statement.

2015 Outlook, page 20

Comment 20.	Please disclose the amount of time that your present capital will last at your current burn rate here. Please also revise to quantify, if possible, your expected near term and long term financing requirements that are necessary to continue operations.

Response:	In response to your comment, the Company has updated the section of the MD&A entitled “2015 Outlook” contained in the Registration Statement to include the following disclosure:

“Without consideration of any revenue or additional fundraising, at the Company’s current rate of expenditure, we estimate that our current capital will be sufficient to cover our operating costs through the end of May 2015. We anticipate the need to raise an additional $2 million to fund our operations through the end of 2015. Our long-term fundraising needs are currently undetermined due to the uncertain nature of our revenues, but our current projections show that our operations should be fully self-sufficient by September 2015.”

Please see page 29 of the Registration Statement.

Item 5. Directors and Executive Officers, page 21

Comment 21.	Please discuss the specific experience, qualifications, attributes or skills of each director that led to the conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K.

Response:	In response to your comment, the Company has revised the Directors and Executive Officers section of the Registration Statement to discuss the specific experience, qualifications, attributes or skills of each director, as required by Item 401(e) of Regulation S-K. Please see pages 30-32 of the Registration Statement.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 25

Certain Relationships and Related Transactions, page 25

Comment 22.	Please address whether you have a policy for dealing with related party matters or conflicts of interest.

Response:	In response to your comment, the Company has added a subsection to the “Certain Relationships and Related Transactions, and Director Independence” section which reads as follows:

“Policies Regarding Conflicts of Interests and Related Party Transactions

We have not adopted formal policies or procedures for the review or approval of related party transactions or the management of conflicts of interest. However, our Board is in the process of establishing such policies with the intent to have them in place subsequent to the effectiveness of this Registration Statement.”

Please see page 36 of the Registration Statement.

Item 10. Recent Sales of Unregistered Securities, page 26

Comment 23.	Please identify the “third party” mentioned in subsections (4) and (5) of this section.

Response:	In response to your comment, the Company has revised the “Recent Sales of Unregistered Securities” section of the Registration Statement to identify the third parties in subsection (4) and (5). Please see page 37 of the Registration Statement.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to any of the foregoing, please contact Peter J. Gennuso at (212) 908-3958.

Respectfully,

/s/ Harvey Kaye

Harvey Kaye

cc:

Peter J. Gennuso